SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 -------------


                                  SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*



                            FEDERAL PAPER BOARD INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   31369310A
                                 (CUSIP Number)


       Check the following box if a fee is being paid with this statement _X_. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see Rule 13d-7.)










          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 31369310A         13G         Page          of        Pages




         1     NAME OF REPORTING PERSONS         LORD, ABBETT & CO.
               S.S. OR I.R.S. IDENTIFICATION NO.       1356201331
               OF ABOVE PERSONS

         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) X
                                                                        (b) __

         3     SEC USE ONLY

         4     CITIZENSHIP OR PLACE OF ORGANIZATION         NEW YORK


         NUMBER OF       5    SOLE VOTING POWER             2,018,400
         SHARES
         BENEFICIALLY    6    SHARED VOTING POWER       0
         OWNED BY EACH
         REPORTING       7    SOLE DISPOSITIVE POWER   2,303,400
         PERSON WITH
                         8    SHARED DISPOSITIVE POWER   0

         9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       2,303,400

         10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES       __
               CERTAIN SHARES*        N/A

         11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)     5.44%

         12    TYPE OF REPORTING PERSON*         IA:PN

         Item 1.

              (a)    See Front Cover Page
              (b)

         Item 2.

              (a)    Lord Abbett & Co.
              (b)    767 Fifth Avenue
                     New York, New York 10153

              (c)    New York

              (d)    See Front Cover Page

              (e)    See Front Cover Page

        Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (e) Investment Advisor registered under section 203 of the Investment Company Act of 1940

        Item 4. Ownership

              (a)      See Item 9
              (b)      See Item 11

              (c)
                  (i)      See Item 5
                  (ii)     See Item 6
                  (iii)    See Item 7
                  (iv)     See Item 8

        Item 5. Owner of Five Percent or Less of a Class

                                    N/A

        Item 6. Ownership of More than Five Percent on Behalf of Another Person

                                    N/A

        Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                                    N/A

        Item 8.  Identification and Classification of Members of the Group

                                    N/A

        Item 9.  Notice of Dissolution of Group

                                     N/A

        Item 10. Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 13, 1995
                                       -------------------
                                             Date

                                        /s/ Kenneth B. Cutler
                                       ----------------------
                                            Signature

                                               Partner
                                        ---------------------
                                             Name/Title